

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2010

Steven R. Berrard
President and Chief Executive Officer
Swisher Hygiene Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210

>**Re:** **Swisher Hygiene Inc.**
>**Registration Statement on Form S-1**
>**Filed November 16, 2010**
>**File No. 333-170633**

Dear Mr. Berrard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As you know, we are currently reviewing your registration statement on Form 10 filed on November 9, 2010. Please revise this filing, as applicable, to ensure compliance with the outstanding comments on the Form 10.

2. We note that you are registering for resale 74,402,475 shares of common stock and that the majority of these shares are held by related parties. As a result, it appears that this offering by the selling shareholders may be an offering by or on behalf of the company. Rule 415 of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Please provide a legal analysis to explain why this offering should not be considered to

be a primary offering. For further guidance, refer to Question 612.09 under the Division's Compliance and Disclosure Interpretations for the Securities Act.

3. We note the press release entitled "Coolbrands International Inc. and Swisher International, Inc. Complete Arrangement and Merger" dated November 2, 2010. In this release, Mr. Huizenga is quoted as stating: "We are very excited to have completed the merger and Steve and I are looking forward to returning to the public markets." Please provide us with an analysis of how such statement complies with Section 5 of the Securities Act.

Registration Statement Cover Page

4. Please revise the registration fee table to separately disclose the shares that are being registered for resale upon the exercise of the warrant.

Prospectus Summary, page 1

Our Business, page 1

5. We note your disclosure regarding your business before the merger and after the merger. Please revise your disclosure throughout to use more distinct terms for the pre-merger entity and the post-merger entity to clarify the entity to which you are referring.

Selling Stockholders, page 14

6. Please expand your related party discussion on page 15 to describe your relationship with 1082272 Ontario, Inc. and Gateway ProClean, Inc.

Information with Respect to the Registrant, page 15

The Merger, page 18

7. Please disclose the exceptions that would permit the shareholders to offer, sell, contract to sell or enter into any other agreement prior to the end of the lock-up period.

Management's Discussion and Analysis …, page 28

Swisher Hygiene Inc. and Subsidiaries …, page 35

8. Please explain to us why Route Expenses are calculated as a percentage of Product and service revenue while other amounts are calculated as a percentage of total revenue.

Liquidity and Capital Resources, page 59

9. We note your disclosure on page 74 that you borrowed $320,000 from Royal Palm. Please advise why you have not disclosed this transaction in this section.

Certain Relationships and Related Transactions, page 74

10. We note your disclosure in note 8 to the financial statements on page F-18. Please advise how these amounts are accounted for in this section.

11. We note your disclosure in Note 13 on page F-21. Please advise how the amounts in the second full paragraph on this page are accounted for in this section.

Description of Securities to be Registered, page 78

12. We note your disclosure in this section that you have 113,995,063 shares issued and outstanding. However, on page 2 you state that you have 114,015,063 shares issued and outstanding. Please revise your disclosure as appropriate to address this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael Francis, Esq.
        Akerman Senterfitt
        Via Facsimile: (305) 374-5095